

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

<u>Via E-mail</u>
Joseph D. Rumley
Chief Financial Officer, Treasurer and Corporate Secretary
Limoneira Company
1141 Cummings Road
Santa Paula, CA 93060

> **Re:** **Limoneira Company**
> **Form 10-K for Fiscal Year Ended October 31, 2011**
> **Filed January 17, 2012**
> **File No. 001-34755**

Dear Mr. Rumley:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 2: Summary of Significant Accounting Policies</u>

<u>Cultural Costs, Page 68</u>

1. Please tell us and disclose:

- the types of costs of which each of growing and harvesting costs consist, which of these and any other costs are capitalized as cultural costs, and which, if any, costs are charged to operations when incurred;
- the costs that are considered to be related to the next year's crops;
- how cultural costs are identified for recording as agribusiness costs and expenses and attributed to the associated crop when the crop is sold; and
- if any costs incurred are associated with more than one crop, and if so, the basis of attribution to each associated crop.

2. We note that some crops have an extended harvest period. For example, you disclose that
    lemons are harvested year round. Please tell us and disclose how growing, harvest and/or
    cultural costs are attributed to each harvest and charged to operations. In particular, tell us
    and disclose if any crop has multiple harvests during a fiscal year, and if so, how costs are
    attributed to each harvest.

Property, Plant and Equipment, page 68

3. Please tell us and disclose maintenance type development costs that may be incurred after
    orchards become commercially productive and your accounting treatment for such costs. For
    example, periodic pruning that appears would continue throughout the life of an orchard. In
    so doing, tell us and disclose whether the cost is capitalized as a cultural cost or charged to
    operations when incurred.

Real Estate Development Costs, page 69

4. Please tell us and disclose the types of costs that are expensed when incurred.

Revenue Recognition, page 70

5. Please tell us and disclose your revenue recognition policy in regard to lemons that you sell
    directly to ultimate customers (i.e., not packinghouses). In particular, describe the timing of
    when revenues are recognized. It appears from your disclosures that the process by which
    you generate revenues for lemons changed starting in November 2010 that now should be
    specifically disclosed.

Note 8: Equity Investments, page 78

6. Please provide a more substantive reason for using the equity method of accounting for your
    investments in the Romney Property Partnership and HM Ridge East. In so doing, tell us and
    disclose your ownership interest in HM Ridge East. In particular, explain why you are not
    considered the primary beneficiary of either of these investments.

Note 10: Notes Receivable, page 81

7. We note that the note receivable in regard to the sale of the parcel of land in Morro Bay
    appears to have not had any payment activity since April 2005 and has undergone two
    extensions for repayment since then. Please tell us why you believe the note is still
    collectible and the amount of any allowance you have recorded against this note.

Joseph D. Rumley
Limoneira Company
August 2, 2012
Page 3

Note 17: Retirement Plans, page 88

8. Please provide the disclosures pursuant to Accounting Standards Codification paragraphs 715-20-50-1.i, j, o and s, in regard to other comprehensive income and accumulated other comprehensive income, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief